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15047700

SECURIT[...]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69254

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Harrison 212-651-6069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PB 3/14/15

OATH OR AFFIRMATION

I, Ian Schaad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Execution Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Vickiana Arias
Notary Public, State of New York
No. 01AR6203348
Qualified in New York County
Commission Expires April 06, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jane Street

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Jane Street Execution Services, LLC

December 31, 2014

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Jane Street Execution Services, LLC

We have audited the accompanying statement of financial condition of Jane Street Execution Services, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Execution Services, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2015

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	2,778,938
Due from broker		4,921,442
Due from affiliates		2,104,250
Fixed assets (net of accumulated depreciation and amortization of $285,586)		848,139
Other assets		119,344
Total assets	$	10,772,113
Liabilities and member's equity		
Liabilities:		
Due to Parent	$	2,373,980
Accrued expenses and other liabilities		203,062
Total liabilities		2,577,042
Member's equity		8,195,071
Total liabilities and member's equity	$	10,772,113

See accompanying notes.

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. and The NASDAQ Stock Market LLC.

Effective January 1, 2014, the Company, together with its affiliates, was party to a reorganization designed to achieve certain business and regulatory efficiencies. As part of the transaction, the former parent of the Company, Jane Street Holding II, LLC, merged with and into its subsidiary Jane Street Group, LLC (the "Parent" or "JSG"). Subsequent to the merger JSG became the surviving entity and ultimate holding company. Accordingly, at December 31, 2014 the Company is a wholly-owned subsidiary of JSG.

During 2014 the Company began providing brokerage services to third-party broker-dealer clients and other institutional customers exclusively on an agency basis. Third-party orders are generally executed by matching such orders against a single source of liquidity; contra-side orders provided by affiliate entities. From time to time, the Company may also on-route customer orders directly to various exchanges. The Company clears its transactions through a clearing broker on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification 740, *Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, software, and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight line basis over the lease term.

2. Summary of Significant Accounting Policies (continued)

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2014
Leasehold improvements	Life of lease*	$ 304,685
Furniture	7	57,412
Equipment	5	721,651
Software	3	49,977
Total fixed assets		1,133,725
Less accumulated depreciation and amortization		285,586
Net fixed assets		$ 848,139

*The lease is in the name of an affiliate.

New Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. ASU 2014-09 also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is still evaluating the effect of this pronouncement on its financial condition.

3. Fair Value of Financial Instruments

At December 31, 2014, the Company did not own any financial assets or liabilities other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

4. Concentration of Credit Risk (continued)

Additionally, the Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. In accordance with its clearing agreement, the Company has agreed to indemnify its clearing broker for losses, if any, which the clearing broker may sustain from securities transactions introduced by the Company. The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of counterparties.

5. Due from Broker

The amount included in Due from broker in the Statement of Financial Condition is primarily composed of a clearing deposit of $3,000,000. The remainder of the balance is a result of commissions from third-party client transactions, offset by various transaction fees.

6. Intercompany and Related Party Transactions

The Parent and certain affiliates pay for office space, payroll, and certain operating expenses on behalf of the Company. These expenses may include, among others, general and administrative, and professional fees. The Parent also allocates to the Company certain costs related to the Company's use of the Parent's fixed assets. Additionally, the Parent paid for certain fixed assets on behalf of the Company. The amount reflected as Due to Parent in the Statement of Financial Condition is primarily comprised of the unreimbursed portion of these allocated expenses. The total net expense allocated to the Company from affiliates is netted within the Due from affiliates balance in the Statement of Financial Condition.

For its role as agent, the Company earns commission revenues from its affiliates. For certain third-party client orders the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The commissions earned and incentive fee are netted within the Due from affiliates balance in the Statement of Financial Condition.

Upon direction from its Operating Committee, the Parent issues both investor units and equity units (collectively, "the units") of the Parent to certain members, including those that provide services to the Company. The equity unit issuance is done, in part, based upon the member's individual performance and/or service. The units are a means of distributing the total consolidated net income at the Parent level to the members. The investor units are representative of the total consolidated capital of the Parent and the members earn a return on that capital. The equity units are a means of distributing the consolidated residual Profit and

6. Intercompany and Related Party Transactions (continued)

Loss of the Parent. All of these units are issued at the Parent level. The equity units, when issued, are normally subject to vesting over a period of up to three years. Both investor units and equity units are subject to redemption by the Parent under certain circumstances as defined in the Amended and Restated Limited Liability Company Agreement of Jane Street Group, LLC. For equity unit awards, the Parent has made a policy election to account for awards to members who provide services to the Company as distributions from equity. As a result, no compensation expense is recorded by the Parent or the Company for services provided by members.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $5,123,338, which exceeded the requirement of $171,803 by $4,951,535.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

8. Exemption from Rule 15c3-3

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore is exempt from SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii). Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers" and has not included the schedules entitled "Computation for Determination of Reserve Requirements" or "Information for Possession or Control Requirements" in the supplementary information of this report.

9. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.

In February 2015 the Parent contributed $2,000,000 to the Company.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
194

Report of Independent Registered Public Accounting Firm

The Member of
Jane Street Execution Services, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report pursuant to SEC Rule 17a-5(d)(4), in which (1) Jane Street Execution Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2015

Jane Street

1 New York Plaza
New York, NY 10004

T +1 (212) 651 6070
F +1 (212) 651 6366

janestreet.com

Jane Street Execution Services, LLC's Exemption Report

Jane Street Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the period from June 1, 2014 through December 31, 2014, without exception.

I, Ian Schaad, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Managing Director

February 27, 2015

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Jane Street Execution Services, LLC

We have performed the procedures enumerated below, which were agreed to by management of Jane Street Execution Services, LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 through December 31, 2014. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger and vouched the cash disbursements.

   No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the period from January 1, 2014 through December 31, 2014.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   All adjustments reported in Form SIPC-7 agreed to supporting schedules. No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069254 FINRA DEC
JANE STREET EXECUTION SERVICES, LLC
1 NEW YORK PLZ
NEW YORK, NY 10004-1901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marie Harrison 212-651-6069

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 15,217

B. Less payment made with SIPC-6 filed (exclude interest) (3,088)
July 29, 2014
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 12,129

E. Interest computed on late payment (see instruction E) for - days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,129

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,129

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JANE STREET EXECUTION SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13 day of February, 20 15.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,066,704
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,980,045
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	2,980,045
2d. SIPC Net Operating Revenues	$6,086,659
2e. General Assessment @ .0025	$15,217 (to page 1, line 2.A.)